

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Jody E. Frank
Chief Financial Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York, New York 10001

      Re: Coda Octopus Group, Inc.
              Form 10-K for the year ended October 31, 2008
              File No. 000-52815

Dear Mr. Frank:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of fiscal year ended October 31, 2008, compared to fiscal year ended October 31, 2007, page 22

1. We note that you have presented non-GAAP measures as defined in Item 10(e) of Regulation S-K in the course of your discussion of several income statement line items. For example, you have presented Selling, General, and Administrative expenses exclusive of non-cash and currency translation effects and Operating loss exclusive of non-cash and non-recurring charges.   Similar adjustments have been made in your presentation of Interest expense.   The use of non-GAAP measures must comply with the disclosure requirements of Regulation G and with Item 10 of Regulation S-K. Selling, General and Administrative Expenses, Interest Expense and Operating Loss are clearly defined GAAP measures. The presentation and discussion of an adjusted version of these GAAP measures is prohibited under Item 10 of Regulation S-K because the titles or descriptions are the same as, or confusingly similar to, titles and descriptions used for GAAP measures. Further, your comparative discussion of operating results should address the actual GAAP measures that are presented in your financial statements. Please remove these measures and other related non-GAAP measures in both your annual and quarterly filings. Please note we do not object to your discussion of the impact such non-cash, currency translation, and non-recurring charges have on these income statement line items on a numerical or percentage basis; however, the presentation of the calculated measure is not appropriate.

2. As a related matter, please omit the EBITDA presentations from the MD&A discussions in your interim filings as well. You have not presented the reconciliations, accompanying disclosures and discussions and/or the justifications for the non-GAAP presentations required by Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 24

3. We note your discussion here of the $12 million debt raised, the expectation of an improved sales pipeline, and your acknowledgment of the need for and difficulty in obtaining additional capital. Given your net loss, working capital deficit, and negative operating cash flow, a more in-depth discussion of your current state of liquidity is appropriate. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital can be

been obtained. Please provide additional detail including but not limited to the
following:
• Prominent disclosures of your financial difficulties and viable plans to overcome
these difficulties.
• Disclosures of any known demand, commitments or uncertainties that will result
in your liquidity increasing or decreasing in any material way.
• Detailed cash flow discussions for the twelve month period following the date of
the latest balance sheet presented.
• A reasonably detailed discussion of your ability or inability to generate
sufficient cash to support operations.
• Management's plans (including relevant prospective financial information)
Please see SEC Codification of Financial Reporting Policies Section 607.02,
Uncertainty about an Entity's Continued Existence.

Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page F-1

4. Given your net loss, working capital deficit, and negative operating cash flow, please
    tells us how your auditor determined a "going concern" explanatory paragraph was
    not required in the audit report.

Consolidated Statements of Operations

5. Please revise your income statement presentation to show net sales and cost of sales
    for products and contracting activities separately. Refer to the guidance in Rule 5-
    03(b)(1) and (2) of Regulation S-X.

6. Reference is made to the consolidated statements of operations presented on page 2 of
    your Form 10-Q for the quarter ended April 30, 2009. Please explain the exact nature
    of the debt modification costs recorded as an operating expense in fiscal 2009.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Intangible Assets, page F-9
7. Please expand this disclosure in future filings, if true, to specifically state that
    goodwill is not amortized, but instead is tested for impairment annually or more often
    if circumstances indicate impairment may exist. If this is not your current
    accounting policy for goodwill, please advise.

8. Please identify for us, and disclose in future filings, your reporting units. In your written response, please also provide us with a schedule of the reporting units to which goodwill has been assigned and quantify the assigned balance of each unit as of October 31, 2008 and April 30, 2009. In this regard, we assume from the disclosures on page F-9 that Coda Octopus Martech Ltd and Coda Octopus Colmek, Inc. are two separate reporting units and that they contain substantially all of the goodwill balance. Please advise.

Note 7 – Intangible Assets and Goodwill, page F-15

9. Please provide us with a brief summary of your goodwill impairment analysis as of October 31, 2008. Please also tell us what consideration was given to performing an interim impairment analysis given your results for the three and six months ended June 30, 2009.

Note 8 – Capital Stock

Series A Preferred Stock, page F-17

10. You state that the Series A preferred stock has a dividend rate of 12% per year. Generally the dividend preference is expressed as a percentage of the par value. However, as the par value of these shares is $.001, please further explain how dividends are calculated. This information should also be disclosed in future filings. As a related matter, if a liquidation preference exists that is in excess of par, this preference should be disclosed parenthetically on the face of the balance sheet.

11. Please clarify the disclosure "[d]uring the year ended October 31, 2008, 120 shares of Series A preferred stock were converted into common stock, which was foregone in lieu of payment for services provided by the company." Please tell us how your common stock was valued, and how the two transactions were treated in your financial statements.

12. You appear to be combining your disclosures of share-based payment awards with your disclosures of warrants that have been issued to investors in combination with other securities. If our understanding is correct, please provide a separate schedule for the share-based payment awards in future filings, as contemplated by FASB Accounting Standards Codification 505-50-50-1.

Note 15 – Segment Information, page F-25

13. Please revise your disclosure for compliance with FASB Accounting Standards Codification 280-10-50-20. Specifically, all required disclosures should be presented for each period an income statement is presented. Comparative disclosures are required in your interim filings as well.

14. Your attention is invited to FASB Accounting Standards Codification 280-10-50-29 with respect to the disclosure requirements applicable to segment profit or loss and segment assets. You state that your reportable business segments are "contracting" and "products." However, very significant amounts of revenues and expenses are allocated to corporate headquarters. Item (b) of paragraph 29 requires that the nature of any differences between the measurements of the reportable segments' profits or losses and the company's consolidated income before income taxes be disclosed, if not apparent from the reconciliation. These differences may include accounting policies and/or policies for allocation of centrally incurred costs that are necessary for an understanding of the reported segment information. Items (c) (d) and (e) of paragraph 29 should also be complied with to the extent applicable. Specifically, we would expect you to identify and explain the nature of any individually significant amounts included in the "corporate" column. Please provide us with this information as of October 31, 2008 and April 30, 2009 in a detailed written response and provide appropriate disclosures in future filings. We may have additional comments upon review of your response.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3303 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief